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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

ONCURE TECHNOLOGIES CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68232U 10 0
(CUSIP Number)

W. Brian Fuery 700 Ygnacio Valley Rd #300 Walnut Creek, CA 94596 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)	With a copy to: Kay F. Rubin, Esq. Crosby, Heafey, Roach & May 1999 Harrison Street, Suite 2600 Oakland, CA 94612-3572 (510) 273-8832

September 28, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68232U 10 0	13D	PAGE 2 OF 7 PAGES

1	NAMES OF REPORTING PERSONS
W. Brian Fuery

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 642,833

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 642,833

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

Item 1. Security and Issuer

    This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of OnCure Technologies Corp. (the "Company").

    The address of the principal executive office of the Company is 700 Ygnacio Valley Road, Walnut Creek, CA 94596.

Item 2. Identity and Background

    This Schedule 13D is being filed by W. Brian Fuery (the "Reporting Person"). The Reporting Person is a United States citizen and his principal occupation is CEO of US Cancer Management Corporation. The Reporting Person's business address is 700 Ygnacio Valley Road #300, Walnut Creek, CA 94956.

    During the past five years the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    Not Applicable.

Item 4. Purpose of Transaction

    Not applicable.

Item 5. Interest in Securities of the Issuer

    The Reporting Person beneficially owns 642,833 shares of Common Stock or 5.79% of such outstanding shares. The Reporting Person has the sole power to vote and dispose of all 642,833 shares.

    On September 28, 2001, the Reporting Person disposed of 473,700 shares of Common Stock through a charitable donation. As of that date the Reporting Person ceased to be a beneficial owner of more than five percent of Common Stock.

    Other than as set forth herein, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Except as set forth elsewhere in this statement, the Reporting Person does not have any contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfers or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) put or calls, (vi) guarantees of profits, (vii) division of profits or losses or (vii) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

    None.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2001

/s/ W. BRIAN FUERY _____________________________ W. Brian Fuery

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